July 20, 2012

BY ELECTRONIC SUBMISSION

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	Research In Motion Limited
Response to comment letter dated June 13, 2012
Form 40-F for the fiscal year ended March 3, 2012

Dear Mr. Spirgel:

This letter is in response to the comment letter, dated June 13, 2012 (the “Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Mr. Brian Bidulka, Chief Financial Officer of Research In Motion Limited (the “Company”).  The Company’s responses to the Letter set forth below are keyed to the sequential numbering of the comments and the headings used in the Letter.

As the Staff is aware, the Company is a Canadian “foreign private issuer” within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is eligible to use, and files and furnishes its reports with and to the Commission under, the U.S./Canada Multijurisdictional Disclosure System (the “MJDS”).  As an MJDS filer, the Company is able to use its home country Canadian disclosure documents to satisfy its U.S. continuous disclosure obligations, including its annual reports on Form 40-F, which includes Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in accordance with the requirements of National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators (“NI 51-102”) rather than the requirements for MD&A contained in Item 303 of Regulation S-K under the Exchange Act.  The Form 40-F “wrap” around the Company's Canadian Annual Information Form (the “AIF”), MD&A and audited consolidated financial statements also includes the Sections 302 and 906 certifications as well as certain disclosures required by the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules thereunder.

Confidential Treatment Requested by Research In Motion Limited	1

In terms of the impact of the MJDS on the review of the Company’s Canadian disclosure documents, the Company understands that, as noted in Sections III(A) and III(F)(1) of the adopting release for the MJDS (SEC Release No. 34-29354) (the “MJDS Release”), review of the Company’s Canadian disclosure documents contained in MJDS filings will generally be undertaken by Canadian securities authorities and generally will be that customary in Canada.  In instances that the Commission reviews Canadian disclosure documents contained in MJDS filings, the Company understands that Section III(I) of the MJDS Release further notes that the Commission, by adopting the MJDS, in essence has adopted as its own requirements the disclosure requirements of the Canadian forms. Finally, the Company also understands that, except in the unusual case where the Staff has reason to believe there is a problem with the filing, the Canadian disclosure documents included in MJDS filings generally will be given a “no review” status by the Commission.

Notwithstanding the foregoing, the Company has reviewed and considered the comments contained in the Letter and thanks the Staff for such comments.  While some of the disclosure requested by the Staff is already contained in the Annual Report on Form 40-F, as noted in the responses below, the Company did review the Staff’s comments and took them into consideration in preparing its MD&A for the first quarter of fiscal 2013, ended June 3, 2012, furnished to the SEC on Form 6-K on July 6, 2012 (the “Q1 MD&A”).

COMMENT:

Exhibit 1.2
Note 6. Intangible assets, net, page 20

1.
Regarding your purchase of the Nortel patents, we note that the majority of the purchase price was allocated to intangible assets. Please tell us the amount and the nature of the account recognized for the balance of the purchase price. Refer to your basis in the accounting literature.

Response:

The Company participated in a successful bid for the Nortel Networks Corporation (“Nortel”) patent portfolio as a part of a consortium of companies. The total price paid by the consortium was approximately $4.5 billion with the Company’s contribution representing approximately $777 million. For accounting purposes, the Company has applied the provisions of Accounting Standards Codification (“ASC”) 805-50 and ASC 740-10 to allocate the total consideration to the multiple elements of the transaction and arrived at the following allocation of the consideration to the various elements:

Confidential Treatment Requested by Research In Motion Limited	2

***This portion has been omitted pursuant to a request for confidential treatment with the Securities and Exchange Commission (the “Commission”).  The omitted text has been furnished separately to the Commission.***

The total of $781 million includes transaction related costs which were capitalized along with the consideration paid.

COMMENT:

Exhibit 1.3
Results of Operations – Fiscal 2012 Compared to Fiscal 2011 and Fiscal 2010
Fiscal year ended March 3, 2012 compared to fiscal year ended February 26, 2011

Overview, page 4
2.	Please expand the discussion to address the following comments.

•
Refer to the second sentence in the third paragraph. Disclose your current worldwide market share as compared to the prior year. Discuss how the “bring-your-own device” strategies of your customers impacted your current operations and how it will impact your future operations. In addition, discuss how you plan to address such strategies of your customers. We understand the both Halliburton and the U.S. military have recently decided to use your competitors’ smartphones instead of their Blackberry smartphones.

•
In your earnings call, you discuss your plans to refocus on your enterprise business and to significantly change your services business. Expand your discussion to discuss such plans and their expected impact on your future results of operations. In addition, discuss the impact the availability of Apps has on your operations.

•	Refer to the last sentence in the last paragraph. Discuss in detail how you expect to utilize the Nortel patent portfolio and its expected impact on your future results of operations.

Response:

Market share

The Company has never provided quantitative market share data in its public filings.  Market share data is derived from third parties and can differ among various sources and across various geographies, which can render the data unreliable.  In addition, the Company notes that third party market data is presented based on calendar quarters whereas the Company’s fiscal quarters do not correspond to the calendar year.  The Company’s position in this respect has remained consistent over the years.  In other words, even when the Company’s share of the U.S. smartphone market was reported by third parties to be at its peak, the Company did not disclose such data in its AIF or

Confidential Treatment Requested by Research In Motion Limited	3

MD&A.  As required by NI 51-102, the Company’s annual and quarterly MD&A has historically described, and currently describes, management’s analysis of its consolidated financial statements as well as material trends and uncertainties in the Company’s business that could reasonably be expected to have a material effect on its financial condition and results of operations.  Disclosure of market share data is not required by NI 51-102, and the Company believes its disclosures regarding its challenges and opportunities provides shareholders with a meaningful understanding of its results of operations and financial condition and the anticipated material trends and uncertainties as it completes its transition to its next generation BlackBerry 10 platform and smartphones.  For example, please see the three full pages of discussion regarding the Company’s revenue on pages 12-15 of the Q1 MD&A.  The Company does not believe the inclusion of specific market share data derived from third party sources is required under NI 51-102 or necessary.  On the foregoing basis, the Company respectfully advises the Staff that it does not propose to begin including third party market share data as part of its MD&A.

Bring-your-own device

The Company notes that a discussion of the “Bring Your Own Device” (“BYOD”) trend was included in the “Gross Margin” section beginning on page 38 of its MD&A for the fiscal year ended March 3, 2012 (the “2012 MD&A”) and in the “Narrative Description of the Business – Industry Background” section of the Company’s AIF for the fiscal year ended March 3, 2012 (the “2012 AIF”), which, together with the consolidated financial statements for fiscal 2012, formed the basis of the Company’s Annual Report on Form 40-F for fiscal 2012.

In addition, please note that the Company added the following discussion to the “Overview” section in the Q1MD&A:

The wireless communications market has evolved in recent years and there is significant overlap between consumer and enterprise segments. The enterprise market is now characterized by a combination of enterprise-deployed devices and devices that are purchased by consumers but also used in the corporate environment, commonly referred to as “Bring Your Own Device” (“BYOD”). RIM has encountered challenges adapting to the BYOD movement as some information technology (“IT”) departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors, and this has been reflected through a decrease in the Company’s enterprise subscriber growth rate. To address this evolution of the market, RIM has introduced products to provide manageability and scalability solutions including BlackBerry Enterprise Server Express, BlackBerry Mobile Fusion and BlackBerry Balance, which give information technology departments the ability to securely manage BlackBerry devices and other operating system platforms through a single interface and to securely protect corporate data on an employee’s personal smartphone or tablet. RIM expects that the anticipated launch of BlackBerry 10 smartphones in the first

Confidential Treatment Requested by Research In Motion Limited	4

quarter of calendar 2013 will strengthen its position in the BYOD enterprise segment and the Company will also continue to seek partnerships that will further enable RIM to have a complete BYOD offering.

Enterprise and services businesses

As noted in the “Cautionary Note Regarding Forward-Looking Statements” section in the forepart of each of the 2012 MD&A and Q1 MD&A, which cross-reference the detailed discussion of the Company’s ability to enhance or develop new products and services as well as competition in the “Risk Factors” section of the 2012 AIF, the wireless communications industry is characterized by increasingly rapid change and subject to intense competition.  The Company is constantly exploring ways that it can enhance its products and services within the competitive landscape in which it operates.  The Company’s enterprise and services businesses will continue to change and evolve and the Company is committed to providing a high level of transparency in this regard.

The Company has addressed the Staff’s comment related to the Company’s refocus on its enterprise business, in part, in the Q1 MD&A through the disclosure referred to in the “Bring-your-own device” response above.

The Company notes that a discussion of its services business and anticipated changes in its services business was included in the “competition” risk factor in the 2012 AIF as well as the “Overview – Sources of Revenue” section and discussion of service revenue in the 2012 MD&A.  The Company has also added the following disclosure to the “Overview – Sources of Revenue” section in the Q1MD&A as well as the discussion of its services revenue:

Given that many of the Company’s competitors recover their infrastructure and services expense in alternate manners, the Company continues to face pressure to reduce its infrastructure access fees. In addition, the infrastructure access fees charged by the Company are expected to fall under increasing pressure as certain of the new products it launches, including BlackBerry 10 smartphones, are not expected to utilize the network infrastructure in the same way or to the same extent as the Company’s existing products. The Company is focused on developing an integrated services offering that leverages RIM’s strengths such as BBM, security and manageability that will continue to generate service revenues. However, if the Company is unable to resist these competitive pressures or is unable to develop a compelling integrated services offering that will continue to generate service revenues and enable the Company to recover the costs associated with its network infrastructure, this could have a material adverse effect on the Company’s results of operations and financial condition.

Confidential Treatment Requested by Research In Motion Limited	5

Specific new service offering initiatives related to the changes to the Company’s services business in the future will be disclosed, as appropriate, as they are developed and implemented.

Availability of Apps

The Company notes that it included disclosure relating to the impact of the availability of third-party software applications on its business in the “Risk Factors” section of the 2012 AIF, under the risk factor titled “The Company may not be successful in expanding or managing its BlackBerry App World applications catalogue.”  Among other things, this risk factor highlighted that the continued expansion of the Company’s applications catalogue is an important element of the Company’s successful transition to its next-generation BlackBerry 10 smartphones and the success of the BlackBerry PlayBook tablet.  The Company noted that decisions by customers to purchase its products are becoming increasingly based on the availability of third-party software applications, and the Company is dependent on third-party software developers to provide access to and develop content, including applications, and services to enhance the user experience and maintain competitiveness and differentiation of BlackBerry products in the marketplace.

The Company has further highlighted issues relating to third-party software applications by adding the following disclosure to the “Overview” section of the Q1 MD&A:

BlackBerry App World, RIM’s comprehensive electronic applications catalogue, is available to customers in over 100 markets globally, with other markets to follow. The continued expansion of the applications catalogue is an important element of the Company’s successful transition to its next-generation BlackBerry 10 smartphones and the success of the BlackBerry PlayBook tablet, and requires a substantial investment of internal resources for development of the infrastructure, improvement of developer and consumer interfaces and advertising costs.

Nortel patents

The Company notes that its participation in a consortium of companies to purchase the Nortel patent portfolio was for the same reasons that other companies purchase intellectual property rights, namely to avoid potential exposure to those patents in litigation and to consider potential licensing opportunities.  The Company has addressed the Staff’s comment in the Q1 MD&A by adding the following disclosure to the “Overview” section:

RIM also participated in a successful bid for the Nortel Networks Corporation (“Nortel”) patent portfolio as a part of a consortium of companies. The Nortel patents obtained eliminated the Company’s exposure to those patents and are expected to strengthen the Company’s patent portfolio and its position in respect of patent litigation and licensing.

Confidential Treatment Requested by Research In Motion Limited	6

COMMENT:

Exhibit 1.3
Results of Operations – Fiscal 2012 Compared to Fiscal 2011 and Fiscal 2010
Fiscal year ended March 3, 2012 compared to fiscal year ended February 26, 2011

Revenue, page 22
3.	Please expand the discussion to address the following comments.

•
Discuss in more detail the underlying reasons for the significant decrease in revenue attributable to sales in the United States and whether you expect this trend to continue or change and the reasons why. We note that your market share decreased 41% to 23% in the current year and revenues from the United States decreased 46% from the prior year. We note your discussion on pages 24 and 39.

•
Discuss the significance of having BlackBerry handheld devices in the market for over a year without the timely introduction of the next generation of BlackBerry handheld devices. Discuss what hardware and software upgrades were necessary to compete in the smartphone market and why such upgrades were not identified sooner. In addition, discuss how you corrected this issue to be more competitive in the smartphone market.

•	Discuss your BlackBerry 7 incentive plan and how such plan will impact your future revenues.
•
Tell us and explain why 300,000 BlackBerry PlayBook tablets shipped were not recognized as revenues. It is unclear from the Critical Accounting and Estimates section of the MD&A what revenue recognition criteria were not met. In addition, tell us in detail the nature of your sell-through to end users and how you are accounting for such sales.

•
Refer to service revenue discussion. Quantify the decrease in service revenues related to the United States subscriber base. In addition, discuss the reasons for such decrease and whether you expect this trend to continue or change and the reasons why.

•
Refer to the last paragraph. Quantify the decrease in your United States smartphone market share. In addition, expand to discuss in detail whether you expect the factors that contributed to such decrease will continue or change and the reasons why. We note your discussion on page 39.

Confidential Treatment Requested by Research In Motion Limited	7

Response:

Sales in the United States

The Company notes that disclosure regarding the decrease in revenue was included in the “Revenue” section beginning on page 22 of its 2012 MD&A and in the “Narrative Description of the Business – Competition” section of the 2012 AIF.  The Company has expanded the disclosure in the Q1 MD&A by adding the following disclosure to the “Revenue” section:

During the first quarter of fiscal 2013, the Company experienced a significant decrease in its share of the smartphone market in the United States compared to the first quarter of fiscal 2012. Intense competition, the lack of an LTE product and a high end consumer offering in the United States as well as consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments are negatively impacting the Company’s results in that market. The Company plans to have a broad spectrum of applications available on the BlackBerry 10 platform when it is launched, including games, multimedia, productivity, enterprise and social media applications. Developers have already submitted over 25,000 BlackBerry Playbook applications to BlackBerry AppWorld, many of which will run on BlackBerry 10, and the Company expects tens of thousands more applications prior to the anticipated BlackBerry 10 launch. Sales in the United States have also been impacted by the significant number of new Android-based competitors that have entered the market. In addition, the increased desire by carriers to sell devices that operate on the new, faster LTE networks being built has also impacted the Company’s market share, as these networks feature faster download speeds and enable carriers to offer higher-value data plans. RIM’s first LTE devices are scheduled to be launched with the Company’s first BlackBerry 10 smartphones, currently expected in the first quarter of calendar 2013. The Company expects net subscribers in the United States to remain under pressure and ARPU to continue to decline in the second quarter of fiscal 2013, given the anticipated product mix reflecting growth in lower tiered plans, and will be looking to international markets to grow the subscriber base.

Timely introduction of the next generation of BlackBerry handheld devices

The Company notes that the discussions of revenue in each of the 2012 MD&A and the MD&A for the three preceding quarters in fiscal 2012 provide detail on the Company’s product development path, the challenges it has faced and its transition to the BlackBerry 10 platform.  For example, the 2012 MD&A notes that in the first quarter of fiscal 2012, the Company observed that its portfolio of BlackBerry 6 handheld devices had been in market for close to a year and delivering new products on a timely basis had been more challenging than the Company had anticipated. RIM had been making progress on a development path for the next generation of BlackBerry handheld devices when it

Confidential Treatment Requested by Research In Motion Limited	8

determined it needed to make more significant upgrades to both hardware and software to address the impact of increasing competition in the smartphone market, particularly in the United States. Consequently, the Company made the strategic decision to develop a new single hardware platform and the BlackBerry 7 operating system for its high-end BlackBerry lineup.  These changes, among other things, affected both the hardware and software timelines for BlackBerry 7 and pushed out entry into carrier certification labs.  The BlackBerry 7 handheld devices were launched in fiscal 2012, and new products based on the BlackBerry 7 are currently being launched in various markets, and are expected to continue to be produced and sold after the Company launches its BlackBerry 10 smartphones.  As noted in the first risk factor in the 2012 AIF titled “The Company may not be able to enhance its current products and services, or develop new products and services, in a timely manner or at competitive prices”, there are always risks and uncertainties and potential for delays in new product development.

The Company has also added the following disclosure to the “Revenue” section in the Q1 MD&A:

Delays in the introduction of the BlackBerry 10 smartphones have resulted in the current BlackBerry 7 product line being in the market for approximately one year and this contributes to lower than expected unit shipments and a loss of market share as some customers await the launch of the new BlackBerry 10 smartphones.

Hardware and software upgrades

As the Company has disclosed in the “Risk Factors” section of the AIF, under the risk factor titled “The Company may not be able to enhance its current products and services, or develop new products and services, in a timely manner or at competitive prices”, the wireless communications industry is characterized by increasingly rapid technological change, evolving industry standards, frequent new product introductions, frequent market price reductions, constant improvements in performance characteristics and short product life cycles.  To keep pace with technological developments, satisfy increasing customer requirements and achieve product acceptance, the Company’s future success depends upon its ability to enhance its current products and services, to address competing technologies and products developed by other companies, and to continue to develop and introduce new products and services offering enhanced performance and functionality on a timely basis at competitive prices.  The process of developing new technology is complex and uncertain, and involves time, substantial costs and risks of delays for technological or other reasons, some of which are beyond the Company’s control.

As disclosed in the Q1 MD&A, the successful launch of the Company’s next-generation BlackBerry 10 platform and the delivery of high quality, full featured BlackBerry 10 smartphones remain the Company’s number one priority.  The Company’s software development teams have made major progress in the development of key features for the BlackBerry 10 platform; however, the integration of these features and the associated large volume of code into the platform has proven to be more time consuming than

Confidential Treatment Requested by Research In Motion Limited	9

anticipated and the Company has disclosed that it now expects to launch the first BlackBerry 10 smartphones in market in the first quarter of calendar 2013.  The Company believes it has made prompt and adequate disclosure of material developments relating to its new product development initiatives.

BlackBerry 7 incentive plan

The Company notes that the “Net Income” section beginning on page 43 of its 2012 MD&A provides disclosure regarding incentives for BlackBerry 7 products.  In particular, the Company observed that it was extremely important to focus on increasing sales of its BlackBerry 7 handheld devices ahead of its BlackBerry 10 launch and throughout the remainder of fiscal 2013.  The Company noted that in order to drive increased demand for BlackBerry 7 products and services in the United States, the Company commenced a comprehensive advertising and promotional program in the fourth quarter of fiscal 2012, which was expected to create pressure on earnings in the coming fiscal quarters as the Company invests in an attempt to maintain and grow the BlackBerry brand and awareness of the BlackBerry 7 product family.  The Company also disclosed that it planned to aggressively incentivize sales of BlackBerry 7 handheld devices through the implementation of programs to both drive upgrades from older BlackBerry products to BlackBerry 7 handheld devices, and to onboard feature phone customers to BlackBerry 7 for their first smartphone experience.

The Company has also added the following disclosure to the “Net Loss” section of the Q1 MD&A to highlight these matters:

The Company believes it is extremely important to focus on increasing sales of its BlackBerry 7 handheld devices ahead of its BlackBerry 10 launch and throughout the remainder of fiscal 2013. In order to drive increased demand for BlackBerry 7 products and services in the United States, the Company commenced a targeted marketing and sales program to aggressively incentivize sales of BlackBerry 7 handheld devices through the implementation of programs to drive upgrades from older BlackBerry products to BlackBerry 7 handheld devices and to attract first-time smartphone buyers to BlackBerry. This is expected to create pressure on earnings in the coming fiscal quarters as the Company invests in an attempt to maintain and grow the BlackBerry brand and awareness of the BlackBerry 7 product family. The Company has also increased its spending on advertising and promotional activities in a number of key international markets. The Company anticipates that these investments will also lay the groundwork for the launch of its BlackBerry 10 smartphones, which is currently expected to occur in the first quarter of calendar year 2013.

Confidential Treatment Requested by Research In Motion Limited	10

BlackBerry PlayBook revenue recognition and nature of sell-through to end users

The Company recognizes revenue when it is realized or realizable and earned when the following criteria have been met:

1.    persuasive evidence of the arrangement exists;
2.    delivery has occurred or services have been rendered;
3.    the seller's price to the buyer is fixed or determinable; and
4.    collectibility is reasonably assured.

These criteria are outlined in the “Critical Accounting Policy” section of the 2012 MD&A.  The Company uses these criteria to evaluate each revenue transaction at the customer and product/service level. This accounting approach is not a policy decision.  If one or more criteria have not been met for a particular customer transaction, the Company does not recognize the revenue until such time as they are met (i.e., sold through to the Company’s end customer using internal system reports that indicate when a customer has registered their device at the initial setup time).

In the case of BlackBerry PlayBook tablets shipped but not recognized as revenue in the fourth quarter of fiscal 2012, the Company applied the principles of its revenue recognition policy and concluded the following:

•	Persuasive evidence of an arrangement did not exist for 24 distributors. These contracts were not executed prior to quarter-end;
•	In certain situations, the price was not fixed or determinable at quarter-end, such as:
-
the Company offered significant and complex rebate programs with an overall contractual cap amount per device for which the Company could not reasonably estimate the amount that would be claimed and paid to its customers, therefore, impacting the Company’s ability to assess the net amount of revenues that could be recognized at quarter-end;

-	one of the Company’s major distributors was subsequently granted extended payment terms after the product had been shipped;
-
in March 2012, the Company offered a one-time price protection payment to its customers on existing inventory due to a general MSRP reduction.  The price protection clause and payment was a contractual right offered to its customers subsequent to and not contemplated at the time of the initial shipment of certain devices;  and

-	the Company had not finalized a contractual change to the initially agreed upon dead on arrival and warranty terms and conditions as of quarter-end.

Service revenues related to the U.S. subscriber base

The Company has added the following discussion to the “Revenue” section in the Q1 MD&A:

Confidential Treatment Requested by Research In Motion Limited	11

The growth in international markets was offset by continued weak results in the first quarter of fiscal 2013 in the United States where a 12% decline in the subscriber base has caused service revenue to decline by 21%. The Company expects net subscribers in the United States to remain under pressure and will be looking to international markets to help maintain and grow the base.

The Company also directs the Staff’s attention to the Company’s response in the “Sales in the United States” discussion above.

U.S. smartphone market share

The Company directs the Staff’s attention to the Company’s responses in the “Market share” and “Sales in the United States” discussions, respectively, above.

COMMENT:

Exhibit 1.3
Results of Operations – Fiscal 2012 Compared to Fiscal 2011 and Fiscal 2010
Fiscal year ended March 3, 2012 compared to fiscal year ended February 26, 2011

Gross Margin, page 24
4.	Since the Blackberry 7 is a new model, please tell us why no provision was recognized for the Blackberry 6.

Response:

At each quarter end, the Company follows a standard process for assessing the valuation of its entire inventory, including products with the BlackBerry 7, BlackBerry 6 and previous operating system versions. During the fourth quarter of fiscal 2012, the Company completed its standard inventory valuation review and, based on the expected demand and associated cash flows of future sales of products with the BlackBerry 6 and previous operating systems, recorded a provision relating to BlackBerry 6 that was considered ordinary and therefore did not warrant further discussion in the MD&A.  However, the provision related to BlackBerry 7 was extraordinary in the sense that a material provision was being taken against products in the Company’s most recent offering due to a decrease in demand experienced in the market. For these reasons, the Q4 BlackBerry 7 Inventory Provision was discussed further as a contributing factor to the decrease in the Company’s gross margin for the fiscal year ended March 3, 2012 compared to fiscal year ended February 26, 2011.

Confidential Treatment Requested by Research In Motion Limited	12

COMMENT:

Exhibit 1.3
Results of Operations – Fiscal 2012 Compared to Fiscal 2011 and Fiscal 2010
Fiscal year ended March 3, 2012 compared to fiscal year ended February 26, 2011

Cost of Sales, page 41
5.	Please expand to discuss the reasons for purchasing the patent and patent application and how such purchases will impact your future revenues and results of operations.

Response:

As noted above, the Company has addressed the Staff’s comment in the Q1 MD&A by adding the following discussion to the “Overview” section:

RIM also participated in a successful bid for the Nortel Networks Corporation (“Nortel”) patent portfolio as a part of a consortium of companies. The Nortel patents obtained eliminated the Company’s exposure to those patents and are expected to strengthen the Company’s patent portfolio and its position in respect of patent litigation and licensing.

*          *          *
In connection with this response letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please contact me directly at (519) 888-7465 with any questions concerning this letter.

Confidential Treatment Requested by Research In Motion Limited	13

Yours truly,

RESEARCH IN MOTION LIMITED

/s/ Brian Bidulka

Brian Bidulka, CA
Chief Financial Officer

cc:	Dean Suehiro, U.S. Securities and Exchange Commission
Robert Littlepage, U.S. Securities and Exchange Commission
Greg Dundas, U.S. Securities and Exchange Commission
Steven Zipperstein, Esq., Chief Legal Officer and General Counsel
S. Grant Gardiner, Esq., Assistant General Counsel
Members of the Audit & Risk Management Committee of the Company’s
Board of Directors:
David Kerr, Barbara Stymiest, John Richardson and Claudia Kotchka
Riccardo Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey Kerbel, Esq., Bennett Jones LLP
Martin Lundie, Ernst & Young LLP
Boris Pavlin, Ernst & Young LLP

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